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                               INTERCREDITOR AGREEMENT

    THIS INTERCREDITOR AGREEMENT is executed as of September 11, 1997, between BANKERS TRUST COMPANY, a New York Banking Corporation, as agent under the BT Facility described below (in such capacity, "AGENT", and NATIONSCREDIT COMMERCIAL CORPORATION OF AMERICA, a North Carolina corporation
("NATIONSCREDIT").


                                       RECITALS


    WHEREAS, FEDERAL DATA CORPORATION ("FEDERAL DATA"), has established a revolving credit facility with a syndicate of lenders ("BT LENDERS" and together with NationsCredit, the "LENDERS") for which Agent acts as agent ("BT FACILITY"), which provides for borrowing under a borrowing base formula and is used, in part, for working capital purposes;

    WHEREAS, Federal Data, FDC TECHNOLOGIES, INC. and SYLVEST MANAGEMENT SYSTEMS CORPORATION (collectively, "DEALER") desire to establish a revolving credit facility with NationsCredit ("NATIONSCREDIT FACILITY" and together with the BT Facility, the "FACILITIES"), which will be used to finance Dealer's purchase of inventory; and

    WHEREAS, Agent and NationsCredit wish to enter into this Agreement to define their respective rights and obligations relating to collateral pledged by Dealer as security for the credit facilities;

    NOW, THEREFORE, for valuable consideration hereby acknowledged, the parties agree as follows:

    1. DEFINITIONS. In addition to terms defined elsewhere in this Agreement, the following terms have the meanings set forth below:

    "ACCOUNTS" means Dealer's rights to payment for the sale or lease of goods or provision of services in the course of its business; all other rights to payments of any kinds, including under present and future contracts, instruments and general intangibles; all instruments, documents or chattel paper evidencing or relating to any accounts; all rights which Dealer may have at any time against any account debtor, including liens and contract rights; and all proceeds and products of the foregoing.

    "DEFAULT RESPONSE" means a direction by Required Lenders to Agent and NationsCredit to commence realization upon Shared Collateral pursuant to Section 3 hereof, in response to the occurrence of a default by Dealer under its agreements with Agent and/or NationsCredit.

    "INVENTORY" means all inventory of Dealer of every type and description, wherever located, and whether now owned or hereafter acquired; all documents of title and trust receipts relating to any inventory; all price protection credits, rebates, discounts and incentive payments relating to the foregoing from time to time; all cash proceeds arising from and directly traceable to inventory; all present and future rights, claims and causes of action of Dealer in connection with contracts for the purchase of, or warranties relating to, or damages to, goods held or to be held by Dealer as inventory; all warranties, manuals and other written materials relating to the foregoing; and all insurance proceeds relating to any inventory.

    "REQUIRED LENDERS" means, as of any Default Response, those Lenders holding indebtedness under the Facilities aggregating more than 50% of all indebtedness under the Facilities.

    "SHARED COLLATERAL" means all the Accounts and all the Inventory.

    2. PRIORITY OF SECURITY INTERESTS. Each party shall a PARI PASSU security interest in all Inventory and Accounts, in accordance with the sharing arrangement set forth in Section 4 hereof. Agent shall have a first priority security interest in all assets of Dealers in which Agent has a perfected security interest, other than Inventory and Accounts.

    3.   COLLATERAL SHARING AGREEMENT.

    (a) If Agent or NationsCredit take any action to accelerate sums due under their applicable Facilities and/or to terminate any additional funding to Dealer thereunder, in each case as a result of a default by Dealer, then Agent or NationsCredit, as applicable, will deliver concurrent notice thereof to the other party. Each party agrees to use its best efforts to notify the other party of any material default by Dealer under its credit facility (but, in the case of Agent, only to the extent such default has been made known to all BT Lenders), but failure to give such notice shall not be affect the party's rights against Dealer nor either party's rights or obligations hereunder. Agent shall give prompt notice to NationsCredit of any modification in Dealer's borrowing base definition under the BT Facility, but failure to do so will not affect either party's rights or obligations hereunder.

    (b) Upon any realization on the Shared Collateral, through foreclosure or other enforcement of the parties' security interests and/or in any bankruptcy or insolvency proceeding relating to Dealer (a "BANKRUPTCY PROCEEDING"), the BT Lenders and NationsCredit will share in all amounts collected or realized from, and/or paid or payable in respect of the security interests in, the Shared Collateral, net of reasonable out-of-pocket costs and expenses incurred by the applicable party in making any such collections or dispositions. Such sharing will be on a pro rata basis, expressed as percentages ("PRO RATA SHARES"), determined under the following formula: (i) all amounts (whether for principal, interest, fees, charges or other) owing by Dealer under the BT Facility or NationsCredit Facility, as applicable, on the date of the Default Response, divided by (ii) the total amount owing by Dealer under both the BT Facility and NationsCredit Facility on the date of the Default Response. For purposes of such calculation, amounts owing by Dealer under the NationsCredit Facility shall include all unfunded commitments to inventory vendors that were outstanding as of the date of the Default Response.

    (c) If (a) notice of a Default Response is given, and (b) Required Lenders have directed NationsCredit so to act, and any in any event prior to the commencement of a Bankruptcy Proceeding, NationsCredit will promptly make all reasonable diligent efforts to repossess, on behalf of itself and the BT Lenders, any Inventory still in Dealer's possession ("REPOSSESSED INVENTORY"), to return any Repossessed Inventory that qualifies for repurchase by


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a manufacturer or vendor to same for cash or credit, and to sell any Repossessed
Inventory that is not subject to repurchase. Within 10 days following the end of each month, NationsCredit will send to Agent an accounting for such month of all credit and amounts received from a manufacturer or vendor due to repurchase of Repossessed Inventory, and all cash arising from the sale of Repossessed Inventory, as well as a calculation of Agent's Pro Rata Share of such credits and amounts. NationsCredit will concurrently wire transfer such Pro Rata Share to an account specified by Agent.

    (d) If notice of a Default Response is given, then Agent will take such actions, as directed by Required Lenders and as are provided for in its security agreements, to realize upon and enforce its security interests in the Accounts, on behalf of the BT Lenders and NationsCredit. The parties acknowledge that in taking any assignments of governmental Accounts, Agent will act as agent for BT Lenders and NationsCredit in perfecting their security interests in such Accounts to the extent Agent is directed to perfect same by the Required Lenders or otherwise under the BT Facility. Within 10 days following the end of each month, Agent will send to NationsCredit an accounting for all collections on the Accounts for such month and a calculation of NationsCredit's Pro Rata Share of such collections. Agent will concurrently wire transfer such Pro Rata Share to an account specified by NationsCredit.

    (e) If NationsCredit receives any payments on any Accounts following a Default Response, it will promptly remit same to Agent in the form received, with all necessary endorsements. Amounts to be wire transferred by each party to the other hereunder will be netted against each other and only the net amount will be sent by the appropriate party.

    (f) In no event will Agent or NationsCredit be required to take any action hereunder that violates any applicable law, including any bankruptcy, insolvency or other laws relating to the relief of debtors.

    (g) Agent and NationsCredit each agree to pay their respective Pro Rata Shares of all costs and expenses incurred by either party in its collection of Accounts or disposition of Inventory pursuant to this Section. If any payment or proceeds collected and shared by the parties under this Section is rescinded or must be returned to any person for any reason, including as a result of a bankruptcy filing by or against Dealer, than both parties will promptly pay their Pro Rata Shares of the amounts so rescinded or required to be returned.

    4. POSSESSION OF COLLATERAL. If any Accounts consist of notes, instruments or other collateral with respect to which a security interest may be perfected only by possession, and if any such collateral is in the possession of Agent, NationsCredit hereby appoints Agent as agent to hold such collateral for the purpose of perfecting the lien of NationsCredit in such collateral to the extent of its interests therein. If such Accounts are in the possession of NationsCredit, Agent hereby appoints NationsCredit as agent to hold such collateral for the purpose of perfecting the lien of Agent in such collateral to the extent of its interest therein. NationsCredit will cooperate with Agent in making any such collateral available to Agent in connection with its collection of Accounts under Section 4 hereof.


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    5.   PERFECTION OF LIENS.  The subordination and priorities set forth herein are applicable regardless of the time or order of the attachment or perfection of security interests, or the time or order of the filing of financing statements, or the giving or failure to give notice of acquisition or expected acquisition of purchase money or other security interests. Such subordinations and priorities are, however, conditioned upon the perfection and validity of each party's liens; if the security interest in any assets to which another security interest is subordinated is not perfected or is avoidable for any reason, then the subordinations and relative priorities provided herein will not be effective as to such assets.

    6. FURTHER ASSURANCES. Agent and NationsCredit agree to execute and deliver all such further documents and instruments and to take all such further actions as any party might reasonably request in order to give effect to this Agreement.

    7. NOTICES. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed to have been given when sent by telecopy (answerback received) or by certified or registered mail, return receipt requested, or when personally delivered, in each case sent to the other parties hereto at the addresses or telecopy numbers indicated below, or at such other address or numbers as any party may indicate from time to time in writing to the other.

    8.   MISCELLANEOUS.

    (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. No other persons (including Dealer) shall have any right, benefit or interest under or because of the existence of this Agreement.

    (b) Agent and NationsCredit each warrant that it has not heretofore assigned any of its respective right, title or security interest in or to any of Dealer's assets, and agrees that any assignment hereafter will be made subject to this Agreement.

    (c) This Agreement is a continuing Agreement and shall remain in full force and effect in all respects until all amounts owing under the BT Facility or NationsCredit Facility have been indefeasibly paid in full and the respective Facility has been terminated. Any termination of this Agreement, however, shall not impair any rights or priorities created hereunder with respect to amounts advanced to Dealer or committed by NationsCredit to inventory vendors prior to the effective date of termination.

    (d) This Agreement may be modified only in writing signed by both parties. No provision hereof shall be deemed waived by either party, unless it is in writing and signed by an officer of the applicable party. Each waiver, if any, shall apply only with respect to the specific instance involved, and shall in no way impair any rights or obligations of any party in any other respect at any other time.


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    (e)  TO THE MAXIMUM EXTENT PERMITTED BY LAW, THE PARTIES WAIVE ANY RIGHT TO
A TRIAL BY JURY FOR DISPUTES RELATING TO THIS AGREEMENT OR ANY RELATED MATTERS.

    IN WITNESS WHEREOF, this Intercreditor Agreement is executed as of the date first set forth above.


Address:                               BANKERS TRUST COMPANY, as Agent

130 Liberty Street
New York, New York                     By:  /s/ David J. Bell
Attn:  David Bell                           ------------------------------
Fax:  (212) 250-7218                            Title:  VICE PRESIDENT


Address:                               NATIONSCREDIT COMMERCIAL
                                       CORPORATION OF AMERICA
415 Eagleview Boulevard, Suite 116
Exton, Pennsylvania  19341
Attn: Credit Manager                   By:  /s/ Authorized Signatory
Fax: (610) 458-1425                         ------------------------------
                                                Title:  VP Credit




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